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                                              -Filed pursuant to Rules 424(b)(3)
                                                      and 424(c) of Regulation C
                                               -Registration No. 333-4578


PROSPECTUS SUPPLEMENT DATED DECEMBER 4, 1997
TO PROSPECTUS DATED NOVEMBER 14, 1997

                           CAFETERIA OPERATORS, L.P.
                 12% SENIOR SECURED NOTES DUE DECEMBER 31, 2001

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                              RECENT DEVELOPMENTS

       The Parent and Theodore J. Papit, its President and Chief Executive Officer, have reached an agreement for Mr. Papit to remain as President and Chief Executive Officer through the first quarter of 1998. Mr. Papit had previously announced his resignation from these positions, effective October 29, 1997, but, at the request of the Board of Directors of the Parent, agreed to remain through December 15, 1997. In connection with his agreement to extend his term of office through the first quarter of 1998, Mr. Papit agreed to terminate, effective December 15, 1997, all existing compensation and contractual obligations of the Parent regarding his employment, including termination of all stock options. Mr. Papit will be compensated from December 15, 1997, through the end of the first quarter of 1998 at a flat rate of $50,000 per month, and will be reimbursed for normal out-of-pocket expenses.

       The Parent is continuing its search for a permanent replacement for Mr. Papit.




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